SECURITIES N

03013082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-41408

RECEIVED FEB 27 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Pacific Growth Equities LLC

FN **Pacific Growth Equities, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Maritime Plaza

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Kumbatovic **(415) 274 6861**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 12 2003

OATH OR AFFIRMATION

I, **Thomas J. Kumbatovic**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Pacific Growth Equities Inc.**, as of **December 31, 2002**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J Kumbatovic
Signature

CFO
Title

Patricia Jean Cotla
Notary Public

PATRICIA JEAN COTLA
Commission # 1214967
Notary Public - California
San Francisco County
My Comm. Expires Apr 3, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ * (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- * Contained in Note 7 to the financial statements
- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C. 181 SECTION

PACIFIC GROWTH EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Harb-Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Directors
Pacific Growth Equities, Inc.

We have audited the accompanying statement of financial condition of Pacific Growth Equities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 10, 2003

Harb, Levy + Weiland LLP

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Pacific Growth Equities, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash, including money market account of $1,696,357	$ 1,764,865
Receivable from clearing broker	9,231,608
Receivable from underwritings	18,928
Securities owned, at market value (cost, $614,806)	615,766
Property, net	487,780
Other assets	311,428
Total Assets	$ 12,430,375

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$ 529,757
Dividends payable	560,000
Total Liabilities	1,089,757
Stockholders' Equity:	
Common stock, no par value: authorized – 100,000 shares; issued and outstanding – 42,730 shares	937,725
Retained earnings	10,402,893
Total Stockholders' Equity	11,340,618
Total Liabilities and Stockholders' Equity	$ 12,430,375

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

General

Pacific Growth Equities, Inc. (the "Company") is a California corporation formed on June 8, 1989. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. See Subsequent Events footnote.

Depreciation

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office equipment, and the five-year lease term for leasehold improvements.

Securities Valuation

Securities owned and securities sold short that are traded on national securities exchanges or the NASDAQ System are valued at the last reported sales price; securities traded in the over-the-counter market are valued at the last reported bid price for securities held long and the last reported ask price for securities sold short.

Securities Transactions

Securities transactions of the Company are recorded as of the trade date.

Federal and State Income Taxes

The Company has elected S Corporation status for income tax purposes. As a result, the taxable income or loss of the Company is reported on the individual tax returns of its stockholders and any resulting income tax is the obligation of the stockholders. For federal income tax purposes, no income tax is levied at the corporate level; income taxes levied at the state level are immaterial and are not separately stated in the financial statements.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Receivable From Clearing Broker

The receivable from clearing broker consists of cash deposits in the Company's trading account of $8,379,444 (trade date basis) and a net amount due from the broker of $852,164, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or stock short sales. In the normal course of business, the balance in the trading account reflects net amounts due to or from the clearing broker. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

3. Property

Net property includes the following:

Computer equipment	$ 638,613
Office equipment	250,208
Leasehold improvements	284,436
	1,173,257
Accumulated depreciation	(685,477)
Property, net	$ 487,780

4. Subordinated Liabilities

At December 31, 2002, the Company was in the process of renewing its subordinated revolving credit agreement with its clearing broker. The Company believes that the agreement will be renewed under substantially the same terms as the prior agreement. The renewal was delayed because of the merger transaction discussed in the Subsequent Events footnote. At the end of the year, there were no loans outstanding under the expired agreement.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $10,337,630, which was $9,337,630 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1.

6. Commitments

The Company rents its office premises under lease arrangements that expire in 2003. The leases provide for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments are $625,145 for the year 2003. See the Subsequent Events footnote.

7. Stockholders' Equity Transactions

A summary of the transactions in the equity accounts of the Company follows:

	Common Stock	Retained Earnings
Balance, December 31, 2001	$ 1,055,769	$11,245,776
Purchase of 5,379 shares of common stock	(118,044)	(1,380,078)
Dividends	--	(560,000)
Net income for the year	--	1,097,195
Balance, December 31, 2002	$ 937,725	$10,402,893

8. Financial Instruments With Off-Balance Sheet Risk

The Company maintains its cash in bank deposit and money market accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

9. Stockholder Agreement

The Company and its stockholders have entered into an agreement which requires, among other things, that a stockholder desiring to sell or transfer any or all of his shares, grant the Company and then the other stockholders the right of first refusal. In certain situations the price at which shares may be transferred is determined by formula. See the Subsequent Events footnote.

10. Employee Benefit Plans

The Company has a profit-sharing plan covering substantially all of its employees completing one year of service. The plan has been approved by the Internal Revenue Service. Contributions to the plan are made at the discretion of the Company.

In 2002 the Company terminated its defined benefit pension plan and distributed all the plan assets. The plan was fully funded and no future payments will be required.

11. Insurance Coverage

Cash and securities held by the custodian broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

12. Contingencies

In the ordinary course of business, the Company has been named as a defendant in several lawsuits. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the suits. The Company will vigorously defend the lawsuits.

13. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $92,488.

14. Subsequent Events

Effective January 1, 2003, Pacific Growth Equities, Inc. merged into Pacific Growth Equities, LLC. Pursuant to the terms of the merger, the separate existence of Pacific Growth Equities, Inc. will cease and Pacific Growth Equities, LLC will succeed to all the assets, liabilities, rights and obligations of Pacific Growth Equities, Inc. Pacific Growth Equities, LLC, which was formed November 15, 2002, was wholly-owned by Pacific Growth Equities, Inc. and had no operations prior to the merger. Under the terms of the merger, each outstanding share of Pacific Growth Equities, Inc. will automatically convert into a Class A Unit of Pacific Growth Equities, LLC such that the ownership percentages of the individual owners will be the same before and after the merger.

Separate and apart from the merger transaction, Pacific Growth Equities, LLC has agreed in principle to sell 3,720 units of interest in the Company effective January 1, 2003. Total proceeds of the sale will approximate $987,000. All of the units will be sold to employees of the Company.

The Company has entered into a lease arrangement for additional office space. The lease term begins February 1, 2003 and ends January 31, 2006. Monthly base rent is $11,535.